May 24, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, DC 20549

Attention: Terence O’Brien, Accounting Branch Chief

RE:                         Aegion Corporation

Form 10-K for the Year Ended December 31, 2012

Filed February 27, 2013

Form 10-Q for the Period Ended March 31, 2013

Filed April 26, 2013

Form 8-K Filed March 1, 2013

File No. 1-35328

Dear Mr. O’Brien:

On behalf of Aegion Corporation (the “Company”), I am writing in response to the comments contained in the letter dated May 7, 2013 (the “Letter”) from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”), filed on February 27, 2013, the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2013 (the “Form 10-Q”), filed on April 26, 2013, and the Company’s Current Report on Form 8-K filed March 1, 2013 (the “Form 8-K”).

We have made every effort to address the observations and recommendations included in the Letter. For your convenience, we have included below in italics the original text of the comments from the Letter followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business, page 2

Contract Backlog, page 12

1.

Please tell us and revise your future filings to quantify the amount of backlog that represents government contracts that are firm but not yet funded as of the periods presented in your filing. Please refer to Item 101(c) (1) (viii) of Regulation S-K.

Response: The Company advises the Staff that it only reports signed contracts in its backlog. The Company reasonably assumes that these signed contracts are funded to the best of its knowledge. For its government or municipal contracts, the Company’s customers obtain funding through local budgets or pre-approved bond financings. The Company cannot reasonably estimate what portion, if any, of its contracts in backlog have not been funded. However, the Company has little history of signed contracts being canceled due to the lack of funding.

2.

In light of the significance of backlog to your industry, please tell us how you will consider revising your future filings to provide additional granularity to your backlog disclosures. For example, we believe that investors would find it helpful if backlog disclosures included amounts disaggregated by:

●     Contract type (i.e. fixed price vs. time and materials);

●     Source (i.e. company separate from VIE/joint venture);

Securities and Exchange Commission

Mr. Terence O’Brien

May 24, 2013

●     Pass through separate from non-pass through; and

●     Customer type (i.e. specific government agencies and/or municipalities)

Response: The Company advises the Staff that in future filings, it will include qualitative and certain quantitative (if material) disclosures regarding its backlog detail including contract type, source, pass through and non-pass through and customer type. Each of these elements can vary by reportable segment.

The following table gives a breakout of backlog as of December 31, 2012 for the Staff’s reference in connection with this letter:

(amounts in thousands)		December 31, 2012
		Contract Type		Source		Contract Type		Customer Type
	Total Backlog	FP	T&M	Cons.	VIE	Pass Through	Non-Pass Through	Private	Public
Energy and Mining	243,775	187,380	56,396	217,290	26,485	94,878	148,898	151,173	92,602
North Amercia Water and Wastewater	185,010	185,010	-	185,010	-	18,501	166,509	-	185,010
Europe Water and Wastewater	24,090	24,090	-	24,090	-	7,609	16,482	328	23,763
Asia Water and Wastewater	32,657	22,460	10,196	32,657	-	19,382	13,274	77	32,579
Commercial and Structural	50,770	50,636	133	50,314	455	47,756	3,014	10,980	39,790
	536,302	469,576	66,725	509,362	26,940	188,125	348,177	162,557	373,743
% of Total Backlog		88%	12%	95%	5%	35%	65%	30%	70%

		March 31, 2013
		Contract Type		Source		Contract Type		Customer Type
	Total Backlog	FP	T&M	Cons.	VIE	Pass Through	Non-Pass Through	Private	Public
Energy and Mining	207,678	154,787	52,891	185,199	22,479	81,589	126,089	141,190	66,488
North Amercia Water and Wastewater	172,182	172,182	-	172,182	-	17,218	154,964	-	172,182
International Water and Wastewater	49,384	42,074	7,310	49,384	-	22,359	27,025	408	48,976
Commercial and Structural	49,410	49,291	119	48,919	491	46,940	2,471	10,752	38,658
	478,654	418,334	60,320	455,684	22,970	168,106	310,548	152,350	326,305
% of Total Backlog		87%	13%	95%	5%	35%	65%	32%	68%

The Company will revise our Contract Backlog section of the Form 10-K (page 12) as follows in future filings (new language in italics):

“Contract backlog is our expectation of revenues to be generated from received, signed and uncompleted contracts, the cancellation of which is not currently anticipated. Contract backlog excludes any term contract amounts for which there is not specific and determinable work released and projects where we have been advised that we are the low bidder, but have not formally been awarded the contract.”

“Within our Energy and Mining segment, certain contracts are performed through our variable interest entities, in which we own a controlling portion of the entity. As of December 31, 2012, 10.9% of our Energy and Mining backlog related to these variable interest entities. Additionally, a substantial majority of our contracts are fixed price contracts with individual private businesses across the world.”

“Within our Water and Wastewater segments, all of our projects are performed through our wholly-owned subsidiaries and a substantial majority of those projects are fixed price contracts with individual municipalities across the world.”

“Within our Commercial and Structural segment, certain contracts are performed through our variable interest entities, in which we own a controlling portion of the entity. As of December 31, 2012, 0.9% of our Commercial and Structural backlog related to these variable interest entities. Additionally, a majority of our contracts are fixed price contracts with individual governmental agencies and industrial businesses across the world.”

Any significant individual contracts for any of our reportable segments are discussed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Item 7.

Securities and Exchange Commission

Mr. Terence O’Brien

May 24, 2013

The Company does not believe the breakout of pass through and non-pass through contracts would be useful to investors. The breakout of the contracts for this distinction does not differ materially from the overall results of a given time period; therefore, a further breakout of these contracts would not provide more insight for investors.

The Company also advises the Staff that in accordance with comment #13 of the Letter, the Company will revise our Contract Backlog section of the Form 10-Q (page 25) as follows in future filings (new language in italics):

“Within our Energy and Mining segment, certain contracts are performed through our variable interest entities, in which we own a controlling portion of the entity. As of March 31, 2013, 8.0% of our Energy and Mining backlog related to these variable interest entities. Additionally, a substantial majority of our contracts are fixed price contracts with individual private businesses across the world.”

“Within our Water and Wastewater segments, all of our projects are performed through our wholly-owned subsidiaries and a substantial majority of those projects are fixed price contracts with individual municipalities across the world.”

“Within our Commercial and Structural segment, certain contracts are performed through our variable interest entities, in which we own a controlling portion of the entity. As of March 31, 2013, 1.0% of our Commercial and Structural backlog related to these variable interest entities. Additionally, a majority of our contracts are fixed price contracts with individual private businesses across the world.”

3.

As a related matter, we also believe it would be beneficial if you disclosed any material expected margin trends in backlog. For example, we note that in 2011, one of your joint ventures was awarded a contract in Morocco which is the largest contract ever awarded to your Energy and Mining segment. In your fourth quarter earnings call on February 26, 2013, management indicated that the gross margins for this segment were negatively affected by the lower margins associated with this Morocco project. Please tell us how you will consider disclosing this information in future filings.

Response: The Company advises the Staff that in future filings it will include any trend within backlog to the extent that a trend is known and expected and differs materially from the historical performance of the segments. Specifically, addressing the Staff’s comment regarding the Morocco project, at the time the Morocco contract was announced, the Company had two large projects within its Energy and Mining backlog that were expected to be performed during 2012: (i) the Morocco contract; and (ii) the contract related to our large robotic project for the offshore Wasit gas field in Saudi Arabia. The Wasit contract was expected to be at higher margins than historical trends, while the Morocco project was expected to be at lower margins than historical trends. If each of the Morocco and Wasit contracts had commenced as expected, the Company did not expect material changes to the expected margin profile of the Energy and Mining segment. Due to customer delays, the Wasit project did not begin installation in 2012; therefore, our 2012 Energy and Mining gross margin was negatively impacted by the lower margin work in Morocco. During the year ended December 31, 2012, the Morocco project lowered the overall segment margins by 100 basis points. The Company believes it was transparent with investors regarding the delays encountered with the Wasit project in both quarterly conference calls and quarterly reports filed with SEC.

Additionally, the Company did include forward looking discussion within the Management Discussion and Analysis under each reportable segment. For example, the Company’s Energy and Mining discussion from the Form 10-K (page 34) included the following (new language in italics):

Securities and Exchange Commission

Mr. Terence O’Brien

May 24, 2013

“Our Energy and Mining segment contract backlog decreased $12.6 million, or 4.9%, to $243.8 million at December 31, 2012 compared to December 31, 2011 because of record revenue levels in our industrial linings operations as we executed a significant portion of the Morocco project and continued global expansion. The industrial linings business nearly offset the backlog burn from the Morocco project with strong backlog growth both domestically and in the Middle East. The overall Energy and Mining decrease was partially offset by increased backlog levels in our cathodic protection operations. Our industrial linings operations had record revenue levels due primarily to the large project in Morocco. Our project in Morocco represented 54 percent of the backlog in December, 2011, but only 15 percent of backlog as of December, 2012.”

“We anticipate healthy global markets will lead to expansion within existing geographies for our corrosion engineering and industrial lining platforms as well as new geographies, specifically, in Asia and the Middle East. We continue to believe that continued strong commodity prices coupled with ever increasing demand for maintenance spending in the sector, more significant opportunities in offshore pipeline development, particularly in the Gulf of Mexico, along with continued growth in our businesses situated in the key infrastructure spend areas of Canada, the Middle East and South America, provide us significant growth opportunities well into the future.”

Additionally, the Company included the following discussion related to margin expectations for the year ended December 31, 2013 in the Form 10-K (page 35):

“We believe our Energy and Mining segment is well positioned for strong growth in 2013 due to the anticipated execution of our large robotic project for the offshore Wasit gas field, growth from our cathodic protection operations from increasing capital investments in North America and in new geographies for engineered pipeline integrity systems, higher margin projects for our industrial linings operations and improved pipe coating activity for Bayou. Our industrial linings operation will work to secure higher margin projects during 2013, which should offset the revenue shortfall expected during 2013 from the expected first half of 2013 completion of the $67 million Morocco phosphate lining project.”

The Company also advises the Staff that in accordance with comment #13 of the Letter, the Company included the following discussion related to backlog and margin expectation for year ended December 31, 2013 in the Form 10-Q (page 25 and 26) and will continue to include in future filings, as applicable:

“Backlog for our industrial linings operations declined sequentially and on a year-over-year basis primarily from the project in Morocco, which represented 60 percent of the backlog in March 2012, but only 12 percent of backlog as of March 31, 2013.”

“Despite the slower start to 2013, we believe our Energy and Mining segment is well positioned for strong growth for the remainder of 2013 due to (1) our anticipated execution of the large robotic project for the offshore Wasit gas field, (2) growth from our cathodic protection operations from increasing capital investments in North America and in new geographies for engineered pipeline integrity systems and (3) higher margin projects in our industrial linings operation. Our industrial linings operation is working to secure higher margin projects in the second half of 2013, which should provide revenue continuity following the completion of the large Morocco phosphate lining project in the summer of 2013.”

“We anticipate healthy global markets will lead to expansion within existing geographies for our corrosion engineering and industrial lining platforms as well as new geographies, specifically, in Asia and the Middle East. We continue to believe that continued strong commodity prices coupled with ever increasing demand for maintenance spending in the sector, more significant opportunities in offshore pipeline development, particularly in the Gulf of Mexico, along with continued growth in our businesses situated in the key infrastructure spend areas of Canada, the Middle East and South America, provide us significant growth opportunities well into the future.”

Securities and Exchange Commission

Mr. Terence O’Brien

May 24, 2013

The Company also advises the Staff that it included the Energy and Mining segment as an example response to the Staff’s question; however, the Company will include similar disclosure for all its reporting segments, when applicable.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 31

Segment Results, page 34

4.

You disclose on page 35 that the 310 basis point margin decline in the industrial linings operations of your Energy and Mining segment was due to the growth of international markets. We note that your Moroccan project was the largest contract ever awarded to this segment. Please show us how you will revise your future filings to specifically discuss the impact that the Moroccan project had upon the Energy and Mining segment’s revenue and gross profit, as well as the expected impact on future operations. To the extent that you have significant contracts that materially affect your segment results in future periods, please ensure that your MD&A in future filings quantifies the specific impact that the contract had upon your results of operations, financial condition and liquidity as applicable.

Response: The Company advises the Staff that in future filings it will include the quantified impacts of any contracts that materially affected its segment results in relation to results of operations, financial condition and liquidity, as applicable.

To address the specific example above, the Company will provide disclosure similar to the following from the Energy and Mining section of the Form 10-K beginning on page 35 (with new language in italics):

“Our Energy and Mining segment gross profit increased by $17.2 million, or 15.7%, to $127.0 million in 2012 compared to $109.8 million in 2011; however, our gross margins declined by 110 basis points during 2012. Our gross profit increased across all product lines with the largest increases coming from a $5.2 million, or 16.6%, increase in our industrial linings operation and an $8.5 million, or 257.5%, increase from a full year of results in our robotic coating operation. We experienced a 310 basis point margin decline in our industrial linings operations, due to the growth of international markets. The largest project within our international industrial linings market is the Morocco project which increased revenues and gross profit by $44.9 million and $6.2 million, respectively, over the prior year period. However, this project has lower than historical margins, which lowered the overall segment margins by 100 basis points. Additionally, we experienced a 270 basis point margin decline in our coating operations from a larger mix of more commodity type coating projects.”

In the future, the Company expects to make similar disclosures regarding the Wasit project and any other individual project that has a significant impact on the period reported.

The Company also advises the Staff that in accordance with comment #13 of the Letter, the Company will include disclosure similar to the above in the Energy and Mining section of the Form 10-Q beginning on page 25 to the extent that a contract has a material impact on the periods presented.

To address the specific example above, the Company believes the Morocco project did not have a material impact on the Energy and Mining segment compared to the prior year period. In the quarters ended March 31, 2013 and 2012, the Company recorded revenue of $5.8 million and $6.4 million, respectively, and gross profit of $0.8 million and $1.0 million, respectively, in connection with the Morocco project. The variance of the overall Energy and Mining segment’s margins was not impacted by this project during the quarters ended March 31, 2013 and 2012.

Securities and Exchange Commission

Mr. Terence O’Brien
May 24, 2013

Liquidity and Capital Resources, page 41

5.

You disclose on page 42 that you have approximately $16 million in receivables that are delayed in payment and have been outstanding for various periods from 2009 through 2012. Please quantify for us the amounts outstanding both based on the year in which the receivable was originally recognized and based on the location of the project. For the outstanding amounts which were originally recognized more than two years from the date of your financial statements, please tell us and revise your future filings to describe the circumstances behind the delays in receiving payment and the specific reasons why you believe these amounts are fully collectible.

Response: The $16.0 million of receivables as of December 31, 2012 that were delayed in payment relate to receivables from four different locations: $6.5 million in Georgia (revenue recorded 2009-2011), $6.4 million in India (revenue recorded in 2010-2011), $1.6 million in Texas (revenue recorded in 2011) and $1.5 million in Hong Kong (revenue recorded in 2010). The matters with respect to these receivables are subject to legal actions (court or arbitration) due to disputes with the Company’s customers. The Company believes that these receivable amounts are fully collectible and is vigorously pursuing recovery of these amounts.

In each of the above instances, the customer has failed to meet its payment obligations in the timeframe set forth in the respective contracts. The Company believes that it has performed its obligations pursuant to such contracts. The Georgia matter is currently in litigation. The Company is in continued discussion with the client in India regarding final billings as the receivables relate to multiple projects over several periods. The Texas matter is in the discovery phase of litigation. The Hong Kong matter is currently in arbitration. In each case, the Company has consulted internal and external legal counsel and believes the likelihood of success in each of these cases is probable. Additionally, the total $16.0 million of receivables is less than five percent of the total receivables, retainage and costs and estimated earnings in excess of billings of the Company at December 31, 2012.

In future filings, the Company will revise its discussion of disputed outstanding receivables in the Management’s Discussion and Analysis section under sources and uses of cash (page 42) of the Company’s Form 10-K as follows (new language in italics):

“As of December 31, 2012, we had approximately $16.0 million in receivables related to certain projects in India, Hong Kong, Texas and Georgia that have been delayed in payment. We are in various stages of discussions, arbitration and/or litigation with the project clients regarding such receivables. These receivables have been outstanding for various periods from 2009 through 2012. As of December 31, 2012, we had not reserved or written-off any of the balances related to these receivables, as management believes these receivables are fully collectible. In each of the above instances, the customer has failed to meet its payment obligations in the timeframe set forth in the respective contracts. The Company believes that it has performed its obligations pursuant to such contracts. The Company believes the likelihood of success in these cases is probable. As of December 31, 2011, we had approximately $4.8 million in receivables related to a project in Louisiana and collected the full amount of the receivable during 2012. Additionally, during 2012, we collected $2.8 million of the receivables associated with the projects in India. Management believes that these outstanding receivables are fully collectible and a significant portion of the receivables will be collected within the next twelve months.”

In the Company’s Annual Report on Form 10-K filed February 28, 2012, the Company had previously identified a receivable in Louisiana that was delayed in payment in a similar footnote. The revenue associated with this receivable was recorded in 2009 and collected in full by 2012 after the Company initiated an arbitration proceeding. Additionally, as stated in the Form 10-K (page 41), “during 2012, we collected $2.8 million of the receivables associated with the projects in India”. An additional $1.0 million of the Indian receivable was collected by the Company during the first quarter of 2013.

Securities and Exchange Commission

Mr. Terence O’Brien

May 24, 2013

The Company believes that these outstanding receivables are fully collectible and a significant portion of the receivables will be collected within the next twelve months.

The Company also advises the Staff that in accordance with comment #13 of the Letter, the Company will disclose the following information in its Form 10-Q (page 31) related to these receivables (new language in italics):

“As of March 31, 2013, we had approximately $17.8 million in receivables related to certain projects in Louisiana, Hong Kong, Texas, Georgia and India. We are in various stages of discussions, arbitration and/or litigation with the project clients regarding such receivables. These receivables have been outstanding for various periods dating back to 2009 through 2013. As of March 31, 2013, we had not reserved or written-off any of the balances related to these receivables, as management believes that these receivables are fully collectible. In each of the above instances, the customer has failed to meet its payment obligations in the timeframe set forth in the respective contracts. The Company believes that it has performed its obligations pursuant to such contracts. The Company believes the likelihood of success in each of these cases is probable and the Company is vigorously defending its position.”

During the first quarter of 2013, we added an ongoing project in Louisiana for $1.8 million (revenue recorded in 2013) and reduced the Indian receivable by $1.0 million.

Critical Accounting Policies, page 45

6.

You disclose on page 48 that for purposes of your goodwill impairment review, you have ten reporting units. However, on page 47, you appear to list 11 reporting units. Please help clarify this apparent inconsistency. Furthermore, you indicate that five of your reporting units had carrying values that were within 15% of their carrying value. You appear to have identified four of these reporting units; please tell us and revise your future filings as necessary to identify the fifth reporting unit.

Response: The Company advises the Staff that it has ten reporting units as disclosed on page 48 and conducted its annual goodwill impairment analysis around its ten reporting units. When listing out the reporting units on page 47, the Company inadvertently included Hockway, which was a separate reporting unit for the October 1, 2011 goodwill impairment review due to the timing of the acquisition of Hockway on August 2, 2011. For the October 1, 2012 impairment review, Hockway was reviewed as part of Corrpro because Hockway operations have been integrated into Corrpro and no longer has discrete financial information.

Additionally, the Company did not identify the fifth reporting unit that was within 15% of its carrying value at the time of the goodwill impairment review because the fifth reporting unit’s fair value was in excess of 10%. The Company believes that the 10% cushion is substantially in excess of its carrying value and thus, not at risk for a potential future impairment. The fifth reporting unit was Bayou. In future filings, the Company will include further disclosures relating to its reporting units whose fair values are not in substantial excess of its carrying value.

7.

On page 48, you identify recent macroeconomic issues throughout Europe as a factor that led to the decrease in fair value of your European Water and Wastewater reporting unit as determined in your October 2012 goodwill impairment analysis. Furthermore, on pages 37 and 38, you identified weak economic conditions in Spain, growth in the Netherlands at lower margins, and competitive pressures in Switzerland as factors affecting the decline in your gross profit margin in the European Water and Wastewater Segment during 2012. Please tell us how the assumptions used in performing your October 2012 goodwill impairment analysis for the European Water and Wastewater reporting unit differed from the assumptions used for the other reporting units and how you determined that they are reasonable in light of the current economic environment in that region.

Securities and Exchange Commission

Mr. Terence O’Brien

May 24, 2013

Response: The Company advises the Staff that the assumptions used in the Company’s October 2012 goodwill impairment analysis for its European Water and Wastewater segment differed from its other water and wastewater platforms due to the current economic environment in Europe as well as management’s revised business strategy within Europe. The Company has shifted its strategy within the region to focus efforts on healthier contracting regional markets as well as increasing tube sales throughout the region, both of which target increased margins for the Company. The assumptions used in impairment analysis include revenue declines for the first three years of our ten-year discounted cash flow analysis, a higher weighted average cost of capital due to the uncertainty in the market place and the lowest forward looking EBITDA multiple of all of our water and wastewater reporting units, which is reflective of a conservative approach given the current economic climate in this region. The Company believes the macro-economic conditions are improving steadily. As stated in the Form 10-K (page 37) “While, we anticipate challenging market conditions to continue into 2013 in many of our European geographies, we do expect our performance to improve in 2013 from improving project execution in key markets and increasing tube sales.” The Company believes its conservative assumptions for this reporting unit are reasonable due to the modestly improving market conditions as well as its management strategy for the region.

Consolidated Financial Statements, page 50

2. Summary of Accounting Policies, page 63

8.

We note your disclosures on pages 60 and 68 that you purchased the remaining equity interests of your joint venture in India during 2012. Please tell us how you considered the need to provide the disclosures described in ASC 810-10-50-1A (d).

Response: ASC 810-10-50-1A (d) states, “A parent with one or more less-than-wholly-owned subsidiaries shall disclose all of the following for each reporting period…In notes to the consolidated financial statements, a separate schedule that shows the effects of any changes in a parent’s ownership interest in a subsidiary on the equity attributable to the parent.” The Company considered the following:

●	During the year, the only change in ownership of a variable interest entity was related to the purchase of the remaining equity interest in our joint venture in India.
●

On the Consolidated Statement of Equity, the Company identified and quantified the impact of the purchase of the remaining equity interest in the variable interest entity. The consolidated net impact of the purchase was a five thousand dollar decrease in consolidated equity and the overall purchase price of the remaining interest was 5,000 Indian Rupees ($111 USD).

●

As the Staff noted, we identified the purchase of the remaining equity interests related to this entity in two places: on Form 10-K in Footnote 1: Description of Business (page 60) and on Form 10-K in Footnote 2: Summary of Accounting Policies (page 68).

●

The Company also considered the impacts to the financial data contained on page 68 of the Form 10-K related to India to be immaterial to the financial statements as a whole for the current year period. For the year ended December 31, 2012, the India joint venture recorded $1.4 million and $(0.9) million in total revenue and gross loss, respectively. This represented 1.3% and 4.4% of total variable interest entity revenue and gross profit, respectively, as disclosed on page 68 of the Form 10-K.

Due to the consolidated impact being immaterial to the Company, the Company believes the disclosures as described above are reasonable and compliant with the appropriate guidance.

9.

Please show us how you will revise your future filings to disclose your accounting policy related to pre-contract costs on both governmental and non-governmental contracts. In doing so, please disclose whether or not pre-contract costs related to unsuccessful contract bids are written off in the period you are informed you did not get the specific contract. If not, please disclose why not and discuss when they are expensed and your basis for that alternative treatment.

Securities and Exchange Commission

Mr. Terence O’Brien

May 24, 2013

Response: The Company advises the Staff that all pre-contract costs, regardless of the type of contract or whether the bid was successful, are expensed in the period these costs are incurred. The Company does not defer any pre-contract costs.

In the Company’s Form 10-K, the Company will revise its revenue accounting policy in the footnotes in the revenue section under sub note 2 (page 64) and in the Management’s Discussion and Analysis section under critical accounting policies (page 46) as follows in its future filings (new language in italics):

Revenues include construction, engineering and installation revenues that are recognized using the percentage-of-completion method of accounting in the ratio of costs incurred to estimated final costs. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools and equipment costs. The Company expenses all pre-contract costs in the period these costs are incurred.

10.	Please show us how you will revise your future filings to disclose your accounting policy for costs attributed to unpriced change orders.

Response: The Company advises the Staff that all costs attributed to unpriced change orders are expensed in the period these costs are incurred.

The Company will revise our revenue accounting policy in the footnotes in the revenue section under sub note 2 (page 64) and in the Management’s Discussion and Analysis section under critical accounting policies (page 46) as follows in our future filings (new language in italics):

“Revenues include construction, engineering and installation revenues that are recognized using the percentage-of-completion method of accounting in the ratio of costs incurred to estimated final costs. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools and equipment costs. The Company expenses all pre-contract costs in the period these costs are incurred. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of these contracts, recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known; if material, the effects of any changes in estimates are disclosed in the notes to the consolidated financial statements and in the Management’s Discussion and Analysis section of this report. When estimates indicate that a loss will be incurred on a contract, a provision for the expected loss is recorded in the period in which the loss becomes evident. At December 31, 2012, 2011 and 2010, the Company had provided $0.6 million, $0.9 million and $0.8 million, respectively, for expected losses on contracts. Revenues from change orders, extra work and variations in the scope of work are recognized when it is probable that they will result in additional contract revenue and when the amount can be reliably estimated. Any revenue recognized is only to the extent costs have been recognized in the period. Additionally, the Company expenses all costs for unpriced change orders in the period in which they are incurred.”

Revenues, page 64

11.

You disclose on page 10 that you have granted licensees with the right to utilize your know-how and patent rights relating to certain processes as well as the use of your copyrights and trademarks. Please supplementally quantify for us your royalty revenue for the periods presented in your filings, tell us how you have accounted for this revenue, and if material, show us how you will revise your future filings to include financial statement footnote disclosure describing your accounting policies for royalty fees charged to licensees.

Securities and Exchange Commission

Mr. Terence O’Brien

May 24, 2013

Response: The Company advises the Staff that it recorded royalty revenue of $2.7 million, $3.4 million and $3.0 million for the years ended December 31, 2012, 2011 and 2010, respectively. These amounts represented 0.3%, 0.4% and 0.3% of total revenues within the respective period. The Company deems these amounts to be immaterial. The Company also advises the Staff that if, in future periods, the revenue associated with royalty fees becomes material to the Company, the Company will include footnote disclosure describing our accounting policies for royalty fees charged to licensees.

12.	Please show us how you will revise your future filing disclosures to discuss your accounting policies regarding revenue from claims. Please refer to paragraphs 6-8 of ASC 605-35-50

Response: The Company advises the Staff that, in future filings, if there are any material revenues regarding claims, the Company will include the necessary disclosures as discussed in paragraphs 6-8 of ASC 605-35-50. During the year ended December 31, 2012, the Company did not record any material revenue from claims.

The Company also advises the Staff that in the Form 10-Q, the Company included the following language as part of its revenue accounting policy in the footnotes in the revenue section under sub note 2 (page 10):

“Revenues include construction, engineering and installation revenues that are recognized using the percentage-of-completion method of accounting in the ratio of costs incurred to estimated final costs. Revenues from change orders, extra work and variations in the scope of work are recognized when it is probable that they will result in additional contract revenue and when the amount can be reliably estimated. During the first quarter of 2013, the Company recorded revenue of approximately $3.1 million related to claims which have been determined to be probable and reliably estimated.”

The revenue from claims represented 1.3% of revenue for the quarter ended March 31, 2013. The Company considered the disclosure requirements as discussed in paragraphs 6-8 of ASC 605-30-50 and deemed the above disclosures to be compliant.

Form 10-Q for the Period Ended March 31, 2013

General

13.	Please address the above comments in your interim filings as well.

Response: The Company advises the Staff that it has addressed any issues that were applicable to the quarter ended March 31, 2013 within the respective responses above to the Staff’s comments.

9. Segment Reporting, page 20

14.

You disclose on page 20 that, due to an internal management reorganization, you combined the previously reported European Water and Wastewater reportable segment with the Asia Pacific Water and Wastewater reportable segment for all periods presented. The resulting International Water and Wastewater reporting segment was formed during the first quarter of 2013. So that we may more fully understand the reasons for your change in segment reporting, please tell us and show us how you will revise your future filings to explain how your internal management structure changed and the impact that this had on the way your chief operating decision maker make operating decisions, assesses performance, and allocates resources.

Securities and Exchange Commission

Mr. Terence O’Brien

May 24, 2013

Response: During the first quarter of 2013, the Company re-organized its Water and Wastewater businesses to bring all of its operations under one central leadership. The Company hired a Senior Vice President-Global Water and Wastewater and a Vice President of International Water and Wastewater. The Vice President of International Water and Wastewater is responsible for the European Water and Wastewater operations as well as the Asia-Pacific Water and Wastewater operations and reports directly to the Senior Vice President-Global Water and Wastewater. In connection with this management re-organization, the Company combined its European Water and Wastewater and Asia-Pacific Water and Wastewater reportable segments into one reportable segment titled International Water and Wastewater and all future filings will combine these previously reported segments into one.

In connection with this management re-organization, the Company has changed its Chief Operating Decision Maker (“CODM”) package to reflect these changes. This package is used to make operating decisions, assess performance and allocate resources. The Company no longer shows individual detail of its European Water and Wastewater and Asia-Pacific Water and Wastewater within the package of information that the CODM reviews. Even though our International Water and Wastewater business is organized under our Senior Vice President-Global Water and Wastewater, the Company continues to show its North American Water and Wastewater operations separately due to the size of the operation, the different end markets that these operations serve and the inclusion of separate information related to North America in the CODM package.

The Company will revise its discussion about its reportable segments in the segment reporting as follows in its future filings (new language in italics):

“The Company operates in three distinct markets: energy and mining; water and wastewater; and commercial and structural services. Management organizes the Company around differences in products and services, as well as by geographic areas. Within the water and wastewater market, the Company operates in two distinct geographies: North America and internationally outside of North America. As such, the Company is organized into four reportable segments: Energy and Mining; North American Water and Wastewater; International Water and Wastewater; and Commercial and Structural. Each segment is regularly reviewed and evaluated separately.”

“During the first quarter of 2013, the Company re-organized its Water and Wastewater businesses to bring all of its operations under one central leadership. The Company hired a Senior Vice President-Global Water and Wastewater and a Vice President of International Water and Wastewater. The Vice President of International Water and Wastewater is responsible for the European Water and Wastewater operations as well as the Asia-Pacific Water and Wastewater operations and reports directly to the Senior Vice President-Global Water and Wastewater. In connection with this management re-organization, the Company combined its European Water and Wastewater and Asia-Pacific Water and Wastewater reportable segments into one reportable segment titled International Water and Wastewater and all future filings will combine these previously reported segments into one.”

15.

As a related matter, we note that you are incorporating your December 31, 2012 annual financial statements on Form 10-K into various registration statements on Form S-8. Please tell us how you considered the need to revise your segment reporting financial statement footnote, description of business, MD&A and other Form 10-K disclosures as necessary to reflect the new reportable segments. The revised annual financial statements and related disclosures could be included in the registration statements or in a Form 8-K incorporated by reference.

Response: The Company considered the need to revise its segment reporting, financial statement footnote, description of business, MD&A and other Form 10-K disclosures as necessary to reflect the new reportable segments. The Company also considered Section 13100 of the SEC Financial Reporting Manual Topic 13: “Effects of subsequent events on financial statements required in filings” as well as the Note to Section 13100. The Company did not view the change in segments to be a fundamental or material change of the business as these operations have only changed from an organizational reporting structure. Furthermore, in our Form 10-Q, we outline the specific information that was combined for these segments.

Securities and Exchange Commission

Mr. Terence O’Brien

May 24, 2013

Form 8-K Filed March 1, 2013

Exhibit 99.1, page 13

16.

On pages 13-16 of this exhibit you provide reconciliations that include non-GAAP income statements for the three and twelve months ended December 31, 2012 and 2011. Your current presentation could place undue prominence on the non-GAAP income statements. Please show us how you will revise your future filings to present only the non-GAAP measures you feel are most relevant to the discussion presented in your Form 8-K and reconcile those measures to U.S. GAAP. Please refer to Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Measures which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: The Company advises the Staff that in future filings the Company will only present non-GAAP measures that are most relevant to the discussion presented in the Form 8-K as well as the appropriate reconciling measures to US GAAP. For example, the Company would revise its Form 8-K to only show the following (page 13-16):

AEGION CORPORATION AND SUBSIDIARIES

STATEMENT OF OPERATIONS RECONCILIATION

For the Quarters Ended December 31, 2012 and 2011

(Non-GAAP)

(in thousands, except share and per share information)

	For the quarter ended Decmeber 31, 2012
	Consolidated Results	Acquisition-related Expenses	Results Excluding Acquisition-related Expenses

Operating income	$23,718	$530	$24,248
Net income attributable to Aegion Corporation	14,895	343	15,238

Diluted earnings per share:
Net income	$0.38		$0.39

	For the quarter ended Decmeber 31, 2011
	Consolidated Results	Acquisition-related Expenses	Results Excluding acquisition-related expenses

Operating income	$21,710	$608	$22,318
Net income attributable to Aegion Corporation	14,752	460	15,212

Diluted earnings per share:
Net income	$0.37		$0.38

Securities and Exchange Commission

Mr. Terence O’Brien

May 24, 2013

AEGION CORPORATION AND SUBSIDIARIES

STATEMENT OF OPERATIONS RECONCILIATION

For the Years-Ended December 31, 2012 and 2011

(Non-GAAP)

(in thousands, except share and per share information)

	For the year-ended Decmeber 31, 2012
	Consolidated Results	Acquisition-related Expenses	Results Excluding acquisition-related expenses

Operating income	$79,122	$3,124	$82,246
Net income attributable to Aegion Corporation	52,661	2,690	55,351

Diluted earnings per share:
Net income	$1.33		$1.40

	For the year-ended Decmeber 31, 2011
	Consolidated Results	Restructuring Charges	Acquisition-related Expenses	Prior Debt Redemption Costs	Results Excluding One-time Items

Operating income	$44,537	$2,151	$6,372	$—	$53,060
Interest expense	(15,075)	—	—	6,811	(8,264)
Net income attributable to Aegion Corporation	$26,547	$1,496	$4,703	$4,127	$36,873

Diluted earnings per share:
Net income	$0.67				$0.93

Pursuant to your request, the Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (636) 530-8033 if we can be of further assistance. We thank you in advance for your customary courtesies.

Very truly yours,

AEGION CORPORATION

/s/ David A. Martin

David A. Martin

Senior Vice President and Chief Financial Officer